UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BlackSky Technology Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

09263B108
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09263B108	Page 2 of 7

1.	Name of Reporting Person Cercano Management LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,243,976
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,243,976
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,243,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.0% (1)
12.	Type of Reporting Person (see instructions) IA

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate total of 30,778,934 shares of the Class A Common Stock of BlackSky Technology, Inc. (the “Issuer”) outstanding as of November 5, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 7, 2024, and with all numbers reflected after giving effect to the Issuer’s 1-for-8 reverse stock split (the “Reverse Stock Split”) of the Issuer’s issued shares of Class A common stock, which became effective on September 6, 2024 at 4:15 p.m. Eastern Time, as reported in the Issuer’s Current Report filed on Form 8-K on September 6, 2024.

CUSIP No. 09263B108	Page 3 of 7

1.	Name of Reporting Person Christopher N. Orndorff
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,243,976
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,243,976
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,243,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.0% (1)
12.	Type of Reporting Person (see instructions) IN

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, based on an aggregate total of 30,778,934 shares of the Issuer’s Class A Common Stock outstanding as of November 5, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the SEC on November 7, 2024, and with all numbers reflected after giving effect to the Reverse Stock Split.

CUSIP No. 09263B108	Page 4 of 7

This Amendment No. 1 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on February 13, 2023 with the Securities and Exchange Commission (the “SEC”). This Amendment amends the Statement as set forth herein and reports that the Reporting Persons listed hereinbelow have ceased to be the beneficial owners of more than five percent of the Issuer’s (defined in Item 1(a) below) securities.

Item 1(a)	Name of Issuer.

BlackSky Technology Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

13241 Woodland Park Road
Suite 300
Herndon, VA 20171

Item 2(a)	Name of Person Filing.

Cercano Management LLC (“Manager”)
Christopher N. Orndorff (“Mr. Orndorff” and, together with Manager, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1110 112th Avenue NE
Suite 202
Bellevue, WA 98004

Item 2(c)	Citizenship.

	Manager:	Delaware
	Mr. Orndorff:	United States of America

Item 2(d)	Title of Class of Securities.

Class A Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number.

09263B108

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:_____________________.

CUSIP No. 09263B108	Page 5 of 7

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

a.	Amount Beneficially Owned:

Manager:	1,243,976
Mr. Orndorff:	1,243,976

b.	Percent of Class:

Manager:	4.0%
Mr. Orndorff:	4.0%

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate total of 30,778,934 shares of the Issuer’s Class A Common Stock outstanding as of November 5, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the SEC on November 7, 2024, and with all numbers reflected after giving effect to the Issuer’s 1-for-8 reverse stock split of the Issuer’s issued shares of Class A common stock, which became effective on September 6, 2024 at 4:15 p.m. Eastern Time, as reported in the Issuer’s Current Report filed on Form 8-K on September 6, 2024.

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

Manager	0
Mr. Orndorff	0

ii.	Shared power to vote or to direct the vote:

Manager	1,243,976
Mr. Orndorff	1,243,976

iii.	Sole power to dispose or to direct the disposition of:

Manager	0
Mr. Orndorff	0

iv.	Shared power to dispose or to direct the disposition of:

Manager	1,243,976
Mr. Orndorff	1,243,976

CUSIP No. 09263B108	Page 6 of 7

The Manager may be deemed to be the beneficial owner of the Issuer’s shares of Class A common stock (the “Securities”) reported herein. The Manager acts as an investment adviser to clients holding managed accounts with the Manager pursuant to investment management agreements whereby all voting and investment discretion has been contractually allocated to the Manager, and such discretion may not be revoked with less than 61 days’ notice.

Mr. Orndorff may also be deemed to be the beneficial owner of the Securities because he controls the Manager in his position as managing member of the Manager.

The filing of this Statement shall not be construed as an admission that the Reporting Persons or any of their affiliates are the beneficial owner of any Securities reported herein for any other purposes other than Section 13(d) of the Exchange Act.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 09263B108	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024	CERCANO MANAGEMENT LLC

	By:	/s/ Christopher N. Orndorff
Christopher N. Orndorff, President
Date: November 12, 2024
	By:	/s/ Christopher N. Orndorff
Christopher N. Orndorff